UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE TO

         TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

                             (Amendment No. 1)

                           CONGOLEUM CORPORATION
                     (Name of Subject Company (Issuer))

                           CONGOLEUM CORPORATION
                     (Name of Filing Person (Offeror))

    OPTIONS TO PURCHASE CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE,
        ISSUED UNDER THE 1995 STOCK OPTION PLAN, AS AMENDED, AND THE
                  1999 STOCK OPTION PLAN FOR NON-EMPLOYEE
                                 DIRECTORS
                       (Title of Class of Securities)

                                207 195 10 8
                   (CUSIP Number of Class of Securities)
                         (Underlying Common Stock)

                              Howard N. Feist
                          Chief Financial Officer
                           Congoleum Corporation
                           3500 Quakerbridge Road
                               P.O. Box 3127
                     Mercerville, New Jersey 08619-0127
                               (609) 584-3000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
               and Communications on Behalf of Filing Person)

                              With a copy to:
                              Louis A. Goodman
                  Skadden, Arps, Slate, Meagher & Flom LLP
                       One Beacon Street, 31st Floor
                        Boston, Massachusetts 02108
                               (617) 573-4800

                         CALCULATION OF FILING FEE
-----------------------------------------------------------------------------
Transaction Valuation*                 Amount of Filing Fee
-----------------------------------------------------------------------------
$ 510,540                              $ 102.10
-----------------------------------------------------------------------------

*Calculated solely for purposes of determining the filing fee in accordance with the Securities Exchange Act of 1934 and Rule 0-11 thereunder. This amount assumes that options to purchase 686,500 shares of Class A common stock of Congoleum Corporation having an aggregate value of $510,540 as of December 3, 2001. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.


[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $102.10
Form or Registration No.:  Schedule TO
Filing Party:              Congoleum Corporation
Date Filed:                December 4, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ X ]


This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 4, 2001 by Congoleum Corporation, a Delaware corporation ("Congoleum"), relating to its offer to exchange outstanding options to purchase shares of Congoleum's Class A common stock, par value $.01 per share (the "Common Stock"), for new options to purchase shares of Common Stock, on the terms and subject to the conditions described in the Offer to Exchange, dated December 4, 2001.

ITEM 4.  Terms of the Transaction.

Item 4 is hereby amended and supplemented to add the following:

The Offer expired at 12:00 Midnight, Eastern time, on January 3, 2002. Pursuant to the Offer, the Company accepted for cancellation options to purchase 678,000 shares of its Class A common stock, par value $.01 per share, representing approximately 99% of the options that were eligible to be tendered for exchange pursuant to the Offer. Subject to the terms and conditions of the Offer, the Company will grant new options to purchase an aggregate of 678,000 shares of its Class A common stock, par value $.01 per share, in exchange for those options the Company accepted for cancellation.


                                 SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule is true, complete and correct.


                                       CONGOLEUM CORPORATION


                                       By: /s/ H.N. Feist III
                                           ---------------------------
                                           Name:  Howard N. Feist III
                                           Title: Chief Financial Officer


Dated:  January 4, 2002